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                   [ON THE EMERGING MARKETS TELECOMMUNICATIONS
                             FUND, INC. LETTERHEAD]


July 18, 2000

VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE: The Emerging Markets Telecommunications Fund, Inc. - CIK No. 0000884042 Request for Withdrawal of Registration Statement on Form N-14
     File No. 333-41032
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Ladies and Gentlemen:

It has come to our attention that a Registration Statement on Form N-14 was incorrectly filed with the Securities and Exchange Commission on July 7, 2000 on behalf of The Emerging Markets Telecommunications Fund, Inc. ("ETF"). On that date, we filed a Registration Statement on Form N-14 (the "Registration Statement") relating to the proposed merger of The Emerging Markets Infrastructure Fund, Inc.("EMG") with and into ETF. ETF is the acquiring company and EMG is the target. It appears that the Registration Statement was filed on behalf of both ETF and EMG, using both entities' CIK code numbers, instead of just ETF's CIK code number. Additionally, we discovered that the Registration Statement was filed under the incorrect form type, "N-14." As both ETF and EMG are closed-end funds, the Registration Statement should have been filed under "N-14 8C."

We respectfully request that the Registration Statement on Form N-14 filed on behalf of ETF be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933.

Should you have any questions regarding this matter, please do not hesitate to call me at (212) 875-3947.

Very truly yours,

/s/  Michael A. Pignataro

Michael A. Pignataro

cc:  Securities and Exchange Commission, Division of Investment Management
         Shaswat Das
     Daniel Schloendorn, Esq.